UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No.       )*

                 Bonneville Pacific Corporation
                        (Name of Issuer)

             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                          098904 20 4
                         (CUSIP Number)

                        November 2, 1998
    (Dave of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          []  Rule 13d-1(b)
          [X] Rule 13d-1(c)
          []  Rule 13d-1(d)


    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 21 Pages

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  2  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Harold E. Dittmer

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                5   SOLE VOTING POWER
   NUMBER              6,286
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           858,873
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            6,286
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       858,873

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         865,159

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11.9

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  3  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Frank A. Klepetko

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                5   SOLE VOTING POWER
   NUMBER              35,000
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           625,305
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            35,000
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       625,305

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         660,305

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.1

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  4  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Kenneth B. Salvagno

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                5   SOLE VOTING POWER
   NUMBER              18,955
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           625,305
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            18,955
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       625,305

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          644,260

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.9

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  5  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         BP Investment Recovery Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

                5   SOLE VOTING POWER
   NUMBER              0
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           207,363
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            0
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       207,363

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         207,363

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.9

12  TYPE OF REPORTING PERSON *
         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  6  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Campus Financial Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

                5   SOLE VOTING POWER
   NUMBER              0
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           207,363
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            0
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       207,363

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         207,363

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.9

12  TYPE OF REPORTING PERSON *
         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  7  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         ANGIC, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

                5   SOLE VOTING POWER
   NUMBER              0
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           625,305
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
REPORTING              0
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       625,305

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         625,305

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.6

12  TYPE OF REPORTING PERSON *
         OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  8  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Fresno Power Investors L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

                5   SOLE VOTING POWER
   NUMBER              0
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           650,305
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            0
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       650,305

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         650,305

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.0

12  TYPE OF REPORTING PERSON *
         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  9  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         FCGP, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         California

                5   SOLE VOTING POWER
   NUMBER              0
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           650,305
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            0
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       650,305

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         650,305

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.0

12  TYPE OF REPORTING PERSON *
         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  10  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Thomas A. Tinucci

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                5   SOLE VOTING POWER
   NUMBER              10,542
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           0
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            10,542
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,542

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.1

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G

CUSIP No.    098904 20 4                     Page  11  of  21  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Joseph A. Wagda

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / X /
                                                                       (b) /   /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                5   SOLE VOTING POWER
   NUMBER              7,907
     OF
   SHARES       6   SHARED VOTING POWER
BENEFICIALLY           0
  OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER
  REPORTING            7,907
   PERSON
    WITH        8   SHARED DISPOSITIVE POWER
                       0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,907

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * /   /


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0.1

12  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).     NAME OF ISSUER

           Bonneville Pacific Corporation, a Delaware corporation
(the "Company")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          50 West 300 South, Suite 300
          Salt Lake City, Utah  84101

ITEM 2(A).     NAME OF PERSONS FILING

           This Schedule 13G is being filed by Harold E. Dittmer, an individual resident in California ("Dittmer"); Frank A. Klepetko, an individual resident in New York ("Klepetko"); Kenneth B. Salvagno, an individual resident in California ("Salvagno"); BP Investment Recovery Partners, L.P., a California limited partnership ("BPIRP"); Campus Financial Corporation, a California corporation ("Campus"); ANGIC, LLP, a Nevada limited liability company ("Angic"); Fresno Power Investors L.P., a California limited partnership ("FPI"); FCGP, Inc., a California corporation ("FCGP"); Thomas A. Tinucci, an individual resident in California ("Tinucci"); and Joseph A. Wagda, an individual resident in California ("Wagda").

           In this Schedule 13G, Dittmer, Klepetko, Salvagno, BPIRP, Campus, Angic, FPI, FCGP, Tinucci and Wagda are referred to collectively as the "Reporting Persons." The Reporting Persons may be deemed to have acted and/or to be acting together for the purpose of acquiring and/or holding their shares of Bonneville Stock (as defined in Item 2(d), below) and, accordingly, may be deemed to be a "group" within the meaning of Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. See Item 4(a). Such group is referred to in this
Schedule 13G as the "BPIRP Group."

           BPIRP and Halcyon Distressed Securities, L.P., a Delaware limited partnership ("Halcyon"), are parties to a Claims Purchase Cooperation Agreement, dated as of May 15, 1998 (the "Halcyon/BPIRP Agreement"), pursuant to which, among other things, (i) BPIRP acquired a right of first refusal with respect to the shares of Bonneville Stock held by Halcyon, (ii) BPIRP will be reimburse Halcyon, under certain circumstances, if Halcyon realizes a loss on the sale of its Bonneville Stock, and
(iii) BPIRP and Halcyon will share the proceeds, under certain circumstances, if Halcyon realizes a gain on the sale of its Bonneville Stock. The Reporting Persons are advised that Halcyon/Alan B. Slifka Management Company LLC, a Delaware limited liability company ("Halcyon LLC" and, together with Halcyon, the "Halcyon Companies"), is the sole general partner of Halcyon. By reason of the Halcyon/BPIRP Agreement, the Halcyon Companies may be deemed under Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder to be members of the BPIRP Group; however, nothing contained in this Schedule 13G shall be deemed to be an admission by either of the Halcyon Companies that it is a member of the BPIRP Group for purposes of Sections 13(d) or (g) of the Exchange Act or any other purpose. The Halcyon Companies disclaim beneficial ownership of any shares of Bonneville Stock held by any of the Reporting Persons. The shares of Bonneville Stock reported on the cover pages of this
Schedule 13G do not include the shares of Bonneville Stock held by the Halcyon Companies. See Item 4.

                    Page 12 of 21 Pages

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE,
RESIDENCE

          The principal business offices of the Reporting Persons are located at:

               650 Bercut Drive, Suite C
               Sacramento, California  95814

ITEM 2(C).     CITIZENSHIP

           Each of BPIRP, Campus, FPI and FCGP are organized or incorporated under the laws of the State of California; Angic is organized under the laws of the State of Nevada; and each of Dittmer, Klepetko, Salvagno, Tinucci and Wagda is a citizen of the United States.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES

           Common  Stock,  $.01 par value per share  ("Bonneville
Stock"). The information set forth in this Schedule 13G reflects the November 3, 1998 reverse split of the Bonneville Stock on a 1-for-4 basis (the "reverse split").

ITEM 2(E).     CUSIP NUMBER

          098904 20 4

ITEM 3.   IF  THIS  STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
          OR  13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS
          A:

          (a) [] Broker or dealer registered under Section 15 of the Exchange Act;
          (b) [] Bank as defined in Section 3(a)(6) of the Exchange Act;
          (c) [] Insurance company defined in Section 3(a)(19) of the Exchange Act;
          (d) [] Investment company registered under Section 8 of the Investment Company Act;
          (e)  []  An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);
          (f) [] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
          (g)  []  A parent holding company or control person in
               accordance with Rule 13d-1(b)(1)(ii)(G);
          (h)  []  A savings association as defined in Section
               3(b) of the Federal Deposit Insurance Act;
          (i) [] A church plan that is excluded from the definition of an investment company under
               Section 3(c)(14) of the Investment Company Act;
          (j)  []  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If  this statement is filed pursuant to Rule 13d-1(c),
check this box.     [X]

                    Page 13 of 21 Pages

ITEM 4.   OWNERSHIP

          (a)  Amount Beneficially Owned

                The beneficial ownership of Bonneville Stock reported in this Schedule 13G is based upon the assumption that there currently are 7,240,000 shares of Bonneville Stock outstanding. Such assumption is based on the information set forth in the Company's Current Report on Form 8-K (File No. 0-14846), filed with the Securities and Exchange Commission on November 4, 1998. The Form 8-K indicates that "the exact number of shares issued and outstanding will vary slightly from this number as a result of, among other things, the final resolution of certain disputed claims against the
          Company's bankruptcy estate, the rounding for fractional shares caused by the reverse split and the cash payment by the [Bankruptcy] Trustee to creditors with small claims in lieu of the issuance of shares pursuant to provisions of the [Amended Chapter 11 Plan for the Estate of the Company, dated April 22, 1998 and effective as of November 2, 1998]."

               Based on the foregoing, the Reporting Persons as a group beneficially own an aggregate of 937,563 shares of Bonneville Stock, and the Reporting Persons believe that the Halcyon Companies beneficially own an additional 217,908 shares of Bonneville Stock. Accordingly, the BPIRP Group may be deemed to beneficially own an aggregate of 1,155,471 shares of Bonneville Stock. See Item 2(a), above.

                The shares held by BPIRP may be deemed to be beneficially owned by each of (a) Campus, as the sole general partner of BPIRP, and (b) Dittmer, as the sole shareholder of Campus.

                The shares held by Angic may be deemed to be beneficially owned by each of (a) FPI, Klepetko and Salvagno, as the members of Angic; (b) FCGP, as the sole general partner of FPI; and (c) Dittmer, as the sole shareholder of FCGP.

                The shares held by FPI may be deemed to be beneficially owned by each of (a) FCGP, as the sole general partner of FPI, and (b) Dittmer, as the sole shareholder of FCGP.

          (b)  Percent of Class

               As of November 2, 1998, the Reporting Persons as a group beneficially owned 12.9% of the Bonneville Stock outstanding. As of such date, the BPIRP Group, consisting of the Reporting Persons and the Halcyon Companies, beneficially owned an aggregate of 16.0% of the Bonneville Stock outstanding. The following chart sets forth, as of November 2, 1998, the percentage of the Bonneville Stock outstanding that may be deemed to be beneficially owned by each of the Reporting Persons (see Item 4(a), above):

                    Reporting Person    Percentage

                    Dittmer              11.9
                    Klepetko              9.1
                    Salvagno              8.9
                    BPIRP                 2.9

                    Page 14 of 21 Pages

                    Campus                2.9
                    Angic                 8.6
                    FPI                   9.0
                    FCGP                  9.0
                    Tinucci               0.1
                    Wagda                 0.1

          (c)  Number of shares as to which such person has:

               (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                     The Reporting Persons, as a group, have sole
          voting power with respect to the Bonneville Stock beneficially owned by the Reporting Persons; however, voting power with respect to the majority of such shares is shared among certain members of the BPIRP Group. The following table sets forth the number of shares as to which each Reporting Person has the sole power to vote or direct the vote:

                    Reporting Person    Number of Shares

                    Dittmer                6,286
                    Klepetko              35,000
                    Salvagno              18,955
                    BPIRP                      0
                    Campus                     0
                    Angic                      0
                    FPI                        0
                    FCGP                       0
                    Tinucci               10,542
                    Wagda                  7,907

               (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                     The following table sets forth the number of shares of Bonneville Stock as to which each Reporting
          Person has the shared power to vote or direct the vote:

                    Reporting Person    Number of Shares

                    Dittmer              858,873
                    Klepetko             625,305
                    Salvagno             625,305
                    BPIRP                207,363
                    Campus               207,363
                    Angic                625,305
                    FPI                  650,305
                    FCGP                 650,305
                    Tinucci                    0
                    Wagda                      0

                    Page 15 of 21 Pages

                     BPIRP, Campus and Dittmer share voting power
          with respect to the 207,363 shares held by BPIRP. Angic, FPI, FCGP, Dittmer, Klepetko and Salvagno share voting power with respect to the 625,305 shares held by Angic. FPI, FCGP and Dittmer also share voting power with respect to the 25,000 shares held by FPI. See Item 4(a) above. Dittmer also may be deemed to share voting power with Judith K. Dittmer, his spouse, as to the 1,205 shares held in an individual retirement account for the benefit of Judith K. Dittmer.

               (iii)     SOLE POWER TO DISPOSE OR TO DIRECT THE
DISPOSITION OF

                     The Reporting Persons, as a group, have sole
          disposition power with respect to the Bonneville Stock beneficially owned by the Reporting Persons; however, disposition power with respect to the majority of such shares is shared among certain members of the BPIRP Group. The following table sets forth the number of shares which each Reporting Person has the sole power to dispose or direct the disposition of:

                    Reporting Person    Number of Shares

                    Dittmer                6,286
                    Klepetko              35,000
                    Salvagno              18,955
                    BPIRP                      0
                    Campus                     0
                    Angic                      0
                    FPI                        0
                    FCGP                       0
                    Tinucci               10,542
                    Wagda                  7,907

               (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE
DISPOSITION OF

                     The following table sets forth the number of
          shares  on Bonneville Stock which each Reporting Person
          has   shared   power  to  dispose  or  to  direct   the
          disposition of:

                    Reporting Person    Number of Shares

                    Dittmer              858,873
                    Klepetko             625,305
                    Salvagno             625,305
                    BPIRP                207,363
                    Campus               207,363
                    Angic                625,305
                    FPI                  650,305
                    FCGP                 650,305
                    Tinucci                    0
                    Wagda                      0

                BPIRP, Campus and Dittmer share dispositive power with respect to the 207,363 shares held by BPIRP.
          Angic, FPI, FCGP, Dittmer, Klepetko and Salvagno  share

                    Page 16 of 21 Pages
          dispositive power with respect to the 625,305 shares held by Angic. FPI, FCGP and Dittmer also share dispositive power with respect to the 25,000 shares held by FPI. See Item 4(a) above. Dittmer also may be deemed to share dispositive power with Judith K. Dittmer, his spouse, as to the 1,205 shares held in an individual retirement account for the benefit of Judith
          K. Dittmer.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM  6.    OWNERSHIP  OF  MORE THAN FIVE PERCENT  ON  BEHALF  OF
ANOTHER PERSON

          Not applicable.

ITEM 7.   IDENTIFICATION  AND CLASSIFICATION  OF  THE  SUBSIDIARY
          WHICH  ACQUIRED THE SECURITY BEING REPORTED ON  BY  THE
          PARENT HOLDING COMPANY

          Not applicable.

ITEM  8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS  OF  THE
GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATIONS

          By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    Page 17 of 21 Pages

                           SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     November 10, 1998

                                   /s/ Harold E. Dittmer
                              Harold E. Dittmer



                                   /s/ Frank A. Klepetko
                              Frank A. Klepetko



                                   /s/ Kenneth B. Salvagno
                              Kenneth B. Salvagno


                              BP Investment Recovery Partners, L.P.,
                              a California limited partnership

                              By:  Campus Financial Corporation,
                                   its General Partner


                                   By:      /s/ Harold E. Dittmer
                                   Name:  Harold E. Dittmer
                                   Title: President


                              Campus Financial Corporation,
                              a California corporation



                              By:      /s/ Harold E. Dittmer
                              Name:  Harold E. Dittmer
                              Title: President

                    Page 18 of 21 Pages

                              ANGIC, LLC,
                              a Nevada limited liability company

                              By:  Fresno Power Investors L.P., Member

                                   By:  FCGP, Inc., its General Partner



                                        By:      /s/ Harold E. Dittmer
                                        Name:  Harold E. Dittmer
                                        Title: President


                              Fresno Power Investors L.P.
                              a California limited partnership

                              By:  FCGP, Inc., its General Partner



                                   By:      /s/ Harold E. Dittmer
                                   Name:  Harold E. Dittmer
                                   Title: President



                              FCGP, Inc., a California corporation



                                   By:      /s/ Harold E. Dittmer
                                   Name:  Harold E. Dittmer
                                   Title: President



                                 /s/ Thomas A. Tinucci
                              Thomas A. Tinucci



                                 /s/ Joseph A. Wagda
                              Joseph A. Wagda






                    Page 19 of 21 Pages

          Statement Filed Pursuant to Rule 13d-1(k)(1)

            The   foregoing  Schedule  13G  regarding  beneficial
ownership of common stock of Bonneville Pacific Corporation (the "Schedule 13G") is filed on behalf of Harold E. Dittmer; Frank A. Klepetko; Kenneth B. Salvagno; BP Investment Recovery Partners, L.P., a California limited partnership; Campus Financial Corporation, a California corporation; ANGIC, LLP, a Nevada limited liability company; Fresno Power Investors LP, a California limited partnership; FCGP Inc., a California corporation; Thomas A. Tinucci; and Joseph A. Wagda (collectively, the "reporting persons"). Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended ("Rule 13d-1(k)(1)"), each of the reporting persons hereby agrees that the Schedule 13G is filed on his or its behalf. In addition, each of the reporting persons understands the provisions of Rule 13d-1(k)(1), as such provisions relate to the filing of the Schedule 13G, and further understands that this Statement is being filed as an exhibit to the Schedule 13G.

Date:  November 10, 1998


                                   /s/ Harold E. Dittmer
                              Harold E. Dittmer



                                   /s/ Frank A. Klepetko
                              Frank A. Klepetko



                                   /s/ Kenneth B. Salvagno
                              Kenneth B. Salvagno


                              BP Investment Recovery Partners, L.P.,
                              a California limited partnership

                              By: Campus Financial Corporation,
                                  its General Partner


                              By:      /s/ Harold E. Dittmer
                              Name:  Harold E. Dittmer
                              Title: President

                              Campus Financial Corporation,
                              a California corporation



                              By:      /s/ Harold E. Dittmer
                              Name:  Harold E. Dittmer
                              Title: President


                              ANGIC, LLC,
                              a Nevada limited liability company

                              By:  Fresno Power Investors L.P., Member

                                   By:  FCGP, Inc., its General Partner



                                        By:      /s/ Harold E. Dittmer
                                        Name:  Harold E. Dittmer
                                        Title: President


                              Fresno Power Investors L.P.
                              a California limited partnership

                              By:  FCGP, Inc., its General Partner



                                   By:      /s/ Harold E. Dittmer
                                   Name:  Harold E. Dittmer
                                   Title: President



                              FCGP, Inc., a California corporation



                                   By:      /s/ Harold E. Dittmer
                                   Name:  Harold E. Dittmer
                                   Title: President



                                   /s/ Thomas A. Tinucci
                              Thomas A. Tinucci



                                   /s/ Joseph A. Wagda
                              Joseph A. Wagda